MAIL STOP 3561

July 13, 2007

Mr. Patrick Planche, CEO
Brightec, Inc.
8C Pleasant Street, First Floor
South Natick, Massachusetts 01760

Re: **Brightec, Inc**
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed June 8, 2006
File Number 033-55254-27

Dear Mr. Planche:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies